UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Pinetree Capital Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Richard Raymer, Esq.
Dorsey & Whitney LLP
161 Bay Street, Suite 4310
Toronto, Ontario M5J 2S1 Canada
(Name of Person(s) Furnishing Form)

8% Convertible Unsecured Subordinated Debentures
(Title of Class of Subject Securities)

723330AA4
(CUSIP Number of Class of Securities (if applicable))

DL Services Inc.
701 Fifth Avenue, Suite 6100
Seattle, Washington 98101
Telephone: (206) 903-5448
 (Name, Address (including zip code) and Telephone Number (including area code)
of Person(s) Authorized to Receive Notices and Communications
on Behalf of Subject Company)

August 19, 2013
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.	Description
99.1	Notice of Extraordinary Meeting of Holders of 8.0% Convertible Unsecured Subordinated Debentures Due May 31, 2016 and Management Information Circular, dated August 15, 2013 (the “Circular”)
99.2	Consent Fee Election Form
99.3	Form of Proxy and Consent

Item 2.	Informational Legends

See page 2 of the Circular.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X will be filed by Pinetree Capital Ltd. in connection with the filing of this Form CB.

Any change in the name or address of the agent for service of process of Pinetree Capital Ltd. shall be promptly communicated to the Securities and Exchange Commission by an amendment to the Form F-X.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of August 19, 2013.

PINETREE CAPITAL LTD.

By:	/s/ Richard Patricio
Name:	Richard Patricio
Title:	Vice President, Legal and Corporate Affairs